This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Revised Yamana Offer, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson, the information agent retained by Meridian, at one of the telephone numbers listed on the back page of this Notice of Change to Directors’ Circular.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE REVISED OFFER BY

Yamana Gold Inc.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

Meridian Gold Inc.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT MERIDIAN SHAREHOLDERS

ACCEPT

THE REVISED YAMANA OFFER AND TENDER THEIR MERIDIAN SHARES

This Notice of Change modifies the Directors’ Circular dated July 31, 2007 issued by the Board of Directors of Meridian with respect to the offer made by Yamana dated July 19, 2007, as extended and varied on August 14, 2007, as extended on September 12, 2007, as extended and varied on September 20, 2007 and as extended and varied on September 27, 2007. This Notice of Change should be read in conjunction with the Directors’ Circular.

Notice to United States Shareholders

The Revised Yamana Offer is in respect of securities of a Canadian issuer that is subject to continuous disclosure requirements in Canada. Meridian Shareholders should be aware that these requirements are different from those in the United States. The financial statements of Meridian are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies. The enforcement by United States shareholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that Meridian is a corporation incorporated under the laws of Canada, that some of its directors and officers are residents of Canada and that a majority of its assets are located outside the United States.

September 27, 2007

QUESTIONS AND ANSWERS ABOUT THE REVISED YAMANA OFFER

Why am I receiving this Notice of Change?

On September 24, 2007, Meridian entered into the Support Agreement with Yamana pursuant to which Yamana agreed to make the Revised Yamana Offer, subject to the terms and conditions set forth in the Support Agreement. As a condition to Yamana’s willingness to make the Revised Yamana Offer, among other things, Meridian agreed to prepare this Notice of Change containing the Board’s unanimous recommendation that Meridian Shareholders accept the Revised Yamana Offer.

What is the Revised Yamana Offer?

Under the terms of the Revised Yamana Offer, Yamana is offering to purchase all of the outstanding Meridian Shares on the basis of 2.235 Yamana Shares and C$7.00 in cash for each Meridian Share. See “The Offer” in the Yamana Circular.

Should I accept the Revised Yamana Offer?

Your Board unanimously recommends that Meridian Shareholders ACCEPT the Revised Yamana Offer and TENDER their Meridian Shares.

How do I accept the Revised Yamana Offer?

Yamana has indicated that you can accept the Revised Yamana Offer by delivering to Yamana’s depositary, Kingsdale Shareholder Services Inc., before the expiration of the Revised Yamana Offer: (a) the certificate(s) representing the Meridian Shares in respect of which the Revised Yamana Offer is being accepted; (b) a Letter of Transmittal in the applicable form accompanying the Yamana Circular (printed in yellow paper in the case of all Meridian Shareholders other than Eligible UK Shareholders and on green paper in the case of Eligible UK Shareholders) (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the applicable Letter of Transmittal accompanying the Yamana Circular; and (c) all other documents required by the instructions set out in the Letter of Transmittal accompanying the Yamana Circular.

In addition, Yamana has indicated that if you cannot deliver all of the necessary documents to Yamana’s depositary in time, you may be able to complete and deliver to Yamana’s depositary the Notice of Guaranteed Delivery accompanying the Yamana Circular, provided you are able to comply fully with its terms.

See “Manner of Acceptance” in the Yamana Circular.

I previously tendered my Meridian Shares. Do I need to do anything to accept the Revised Yamana Offer?

No. Assuming that you properly followed the procedures described under the heading “Manner of Acceptance” in the Yamana Circular and did not subsequently withdraw the Meridian Shares you tendered, you do not need to do anything to accept the Revised Yamana Offer with respect to the previously tendered Meridian Shares.

Why does the Board believe that the Revised Yamana Offer should be accepted?

The Board believes that the consideration to be received by Meridian Shareholders under the Revised Yamana Offer is fair, from a financial point of view, to Meridian Shareholders and that the Revised Yamana Offer is in the best interests of Meridian and Meridian Shareholders. The Board’s reasons include:

•	The Revised Yamana Offer represents improved value, including an increase in the cash consideration offered, to Meridian Shareholders relative to both the Original Yamana Offer and the First Amended Yamana Offer and the premium offered over the trading price of the Meridian Shares prior to the announcement of the Original Yamana Offer is more consistent with the premia in comparable gold industry acquisition transactions;

•	The Revised Yamana Offer is the best alternative available;

i

•	Meridian had an opportunity to conduct due diligence with regard to Yamana and Northern Orion prior to the execution of the Support Agreement;

•	The Revised Yamana Offer is less conditional than the First Amended Yamana Offer;

•	Yamana has agreed to cause three of Meridian’s current directors to be appointed to Yamana’s board of directors;

•	The Board has preserved the ability to respond to superior proposals under the Support Agreement and, importantly, the Support Agreement does not provide for a termination fee; and

•	Each of Meridian’s financial advisors, BMO Capital Markets and Goldman, Sachs & Co., has provided a written opinion that, as of the date of such opinion and subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by Meridian Shareholders under the Revised Yamana Offer was fair, from a financial point of view, to Meridian Shareholders.

A summary of all of the reasons for the unanimous recommendation of the Board is included on pages 1 to 4 in this Notice of Change.

How long do I have to decide whether to tender to the Revised Yamana Offer?

You have until the expiration date of the Revised Yamana Offer to tender your Meridian Shares. The Revised Yamana Offer is scheduled to expire at midnight (Toronto time) on October 12, 2007, unless it is extended or withdrawn. See “Time for Acceptance” in the Yamana Circular.

If I accept the Revised Yamana Offer, when will I be paid?

Yamana has agreed in the Support Agreement that if the conditions of the Revised Yamana Offer are satisfied or waived, Yamana will take up and pay for all of the Meridian Shares tendered to the Revised Yamana Offer promptly and in any event no later than two business days following the time at which it becomes entitled to do so. See “Take up of and Payment for Deposited Shares” in the Yamana Circular.

Who do I ask if I have more questions?

Your Board of Directors recommends that you read the information contained in this Notice of Change. Please contact Georgeson, the information agent retained by Meridian, with any questions or requests for assistance that you might have.

TELEPHONE NUMBERS FOR GEORGESON

North American Toll Free Number: 1-888-605-7618
Bankers and Brokers Call Collect: 1-212-440-9800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notice of Change, including the discussion of the reasons for the Board of Directors’ unanimous recommendation that Meridian Shareholders accept the Revised Yamana Offer and tender their Meridian Shares, contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements that are based on expectations, estimates and projections as of the date of this Notice of Change. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “predicts”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Examples of such forward-looking statements include, but are not limited to expectations as to: currency and exchange rates; the prices, production levels and supply of and demand for gold, silver, copper, zinc, molybdenum and other commodities produced or held by Meridian, Yamana or Northern Orion; stock prices; the future value of Yamana assuming completion of the Revised Yamana Offer and the Northern Orion Transaction; the prospects for exploration and development of projects; and geopolitical risk exposure. Actual results and developments (including forecasts of production, earnings and cash flow) are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Notice of Change.

Forward-looking statements contained in this Notice of Change are based on a number of assumptions that may prove to be incorrect, including, but not limited to: Yamana’s ability to successfully complete the Revised Yamana Offer and the Northern Orion Transaction; the value of the assets of Meridian, Yamana and Northern Orion; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; interest and exchange rates; the price of gold, silver, copper and other metals; the strength of the economic fundamentals of gold and silver relative to other base metals; competitive conditions in the mining industry; title to mineral properties; financing requirements; general economic conditions; and laws, rules and regulations applicable to Meridian, Yamana and Northern Orion.

In addition to being subject to a number of assumptions, forward-looking statements in this Notice of Change involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Note Concerning Resource Calculations” as well as the risks identified in the filings by Meridian with the SEC and Canadian provincial securities regulatory authorities, including Meridian’s annual information form for the year ended December 31, 2006, dated March 28, 2007, and Meridian’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006.

The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Notice of Change are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Meridian and the Board of Directors have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, you should not place undue reliance on any forward-looking statements contained in this Notice of Change.

CURRENCY AND EXCHANGE RATES

All references to C$ contained herein are to Canadian dollars. All references to $ and US$ contained herein are to United States dollars. On June 27, 2007, the last trading day before the announcement of the Original Yamana Offer, the noon rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.0716. On September 27, 2007, the noon rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.0031.

INFORMATION REGARDING YAMANA AND NORTHERN ORION

Certain information herein relating to Yamana, Northern Orion and the Revised Yamana Offer has been derived from the Yamana Circular and other public sources. Neither the Board of Directors nor Meridian assumes any responsibility for the accuracy or completeness of such information or for any failure by either Yamana or Northern Orion to disclose events that may have occurred or that may affect the significance or accuracy of any such information.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

This Notice of Change to Directors’ Circular (this “Notice of Change”) relates to the directors’ circular dated July 31, 2007 (the “Directors’ Circular”) issued by the board of directors (the “Board of Directors” or the “Board”) of Meridian Gold Inc. (“Meridian”) in response to the offer made by Yamana Gold Inc. (“Yamana”) to acquire all of the outstanding common shares of Meridian (“Meridian Shares”) for 2.235 common shares of Yamana (“Yamana Shares”) and C$3.15 in cash for each Meridian Share (the “Original Yamana Offer”), upon the terms and subject to the conditions set forth in the Yamana offer to purchase and accompanying circular dated July 19, 2007 (collectively, the “Original Yamana Circular”). The Original Yamana Offer was varied by Yamana pursuant to (i) a notice of variation and extension dated August 14, 2007 amending the Original Yamana Offer to, among other things, extend the Original Yamana Offer and increase the cash portion of the Original Yamana Offer from C$3.15 to C$4.00 in cash per Meridian Share (the “First Amended Yamana Offer”), (ii) a notice of extension dated September 12, 2007 amending the Original Yamana Offer, as previously amended, to extend the First Amended Yamana Offer, (iii) a notice of variation and extension dated September 20, 2007 amending the Original Yamana Offer, as previously amended, to, among other things, extend the offer and increase the cash portion of the First Amended Yamana Offer from C$4.00 to C$6.50 per Meridian Share (the “Second Amended Yamana Offer”), and (iv) a notice of variation and extension dated September 27, 2007 amending the Original Yamana Offer, as previously amended (as so amended, the “Yamana Circular”), to, among other things, extend the Second Amended Yamana Offer and to further increase the cash portion of the Second Amended Yamana Offer from C$6.50 to C$7.00 per Meridian Share (as so amended, the “Revised Yamana Offer”). Meridian Shareholders will now be entitled to receive 2.235 Yamana Shares and C$7.00 in cash for each Meridian Share. The Revised Yamana Offer is currently scheduled to expire at midnight (Toronto time) on October 12, 2007, unless further extended or withdrawn.

Based on the closing price for the Yamana Shares on the Toronto Stock Exchange (the “TSX”) on September 26, 2007, the last trading day before the date of this Notice of Change, the implied offer price of the Revised Yamana Offer was C$32.93 per Meridian Share.

Capitalized words and terms in this Notice of Change have the same meanings as set forth in the Glossary and elsewhere in this Notice of Change. The information contained in this Notice of Change is given as of September 27, 2007, except as otherwise indicated.

UNANIMOUS RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends that Meridian Shareholders ACCEPT the Revised Yamana Offer and TENDER their Meridian Shares to the Revised Yamana Offer.

Meridian Shareholders who are in doubt as to how to respond to the Revised Yamana Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Meridian Shareholders are advised that acceptance of the Revised Yamana Offer may have tax consequences and they should consult their own professional tax advisors. Enquiries concerning the information in this Notice of Change should be directed to Georgeson, the information agent retained by Meridian, at the toll-free numbers listed on the back page of this Notice of Change.

ANALYSIS AND REASONS FOR THE BOARD’S CONCLUSION AND RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Revised Yamana Offer and the Support Agreement, with the benefit of advice from its financial advisors, BMO Capital Markets and Goldman, Sachs & Co., Fraser Milner Casgrain LLP, its Canadian legal advisors, and Skadden, Arps, Slate, Meagher & Flom LLP, its United States legal advisors. The Board believes that the consideration to be received by Meridian Shareholders under the Revised Yamana Offer is fair, from a financial point of view, to Meridian Shareholders and that the Revised Yamana Offer is in the best interests of Meridian and Meridian Shareholders. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Meridian Shareholders that Meridian Shareholders ACCEPT the Revised Yamana Offer and TENDER their Meridian Shares to the Revised Yamana Offer.

1. The Revised Yamana Offer represents improved value, including an increase in the cash consideration offered, to Meridian Shareholders relative to both the Original Yamana Offer and the First Amended Yamana Offer and the premium offered over the trading price of the Meridian Shares prior to the announcement of the Original Yamana Offer is more consistent with the premia in comparable gold industry acquisition transactions.

•	Based on the closing price of Yamana Shares on the TSX of C$12.55 on September 21, 2007, the last trading day prior to the announcement of the Revised Yamana Offer, the value of the consideration offered by Yamana pursuant to the Original Yamana Offer, the First Amended Yamana Offer and the Revised Yamana Offer would be C$31.20, C$32.05 and C$35.05 per Meridian Share, respectively. On this basis, the Revised Yamana Offer represents a 12.3% increase over the Original Yamana Offer and a 9.4% increase over the First Amended Yamana Offer.

•	The Revised Yamana Offer provides a significant increase in cash consideration relative to both the Original Yamana Offer and the First Amended Yamana Offer, providing Meridian Shareholders with an additional C$3.85 of cash per Meridian Share versus the Original Yamana Offer and an additional C$3.00 of cash per Meridian Share versus the First Amended Yamana Offer. Based on the C$12.55 closing price of Yamana Shares on the TSX on September 21, 2007, the C$7.00 cash component constitutes 20.0% of the total consideration offered under the Revised Yamana Offer versus 12.5% under the First Amended Yamana Offer and 10.1% under the Original Yamana Offer.

•	Based on the closing price of Yamana Shares on the TSX of C$12.55 on September 21, 2007, the Revised Yamana Offer represents a premium of 33.7% to the closing Meridian Share price on the TSX of C$26.21 on June 27, 2007, which is within the range of precedent change of control premiums.

2. The Revised Yamana Offer is the best alternative available.

•	Since June 27, 2007, the date that Yamana announced its intention to make the Original Yamana Offer, the Board, together with Meridian’s management, financial advisors and legal advisors, have worked to actively pursue a broad range of potential value-maximizing alternatives in an attempt to enhance value to Meridian Shareholders. The Board believes that Yamana’s agreement to make the Revised Yamana Offer resulted, in part, from Meridian’s active process to generate a value-maximizing alternative to the unsolicited offer by Yamana and Meridian’s efforts to demonstrate the value of Meridian’s world-class asset quality and future growth potential.

•	Meridian was solicited by and initiated contact with a number of third parties who expressed an interest in considering alternative transactions. A number of these parties, subject to confidentiality agreements, were provided with access to an electronic data room containing certain non-public financial and operating information of Meridian, received management presentations from Meridian, made visits to certain properties of Meridian and engaged in active discussions with Meridian with respect to a range of potential value-maximizing transactions (see “Background to the Revised Yamana Offer”). This process did not ultimately result in any definitive third-party proposals regarding a potential value-maximizing transaction. The Board considered the outcome of this process, the likelihood of any stand-alone alternative generating short-term value comparable to the Revised Yamana Offer and the likelihood of current Meridian Shareholders preferring such a stand-alone alternative to the Revised Yamana Offer. The Board concluded that the Revised Yamana Offer represented the best alternative currently available to Meridian and Meridian Shareholders. In addition, based on negotiations with Yamana and its advisors and the due diligence review of Yamana conducted by Meridian and its advisors (see “Background to the Revised Yamana Offer”), the Board believes that the Revised Yamana Offer is the best offer that Yamana would be willing to make and that Yamana would be unlikely to make an offer with a higher value.

3. Meridian had an opportunity to conduct due diligence with regard to Yamana and Northern Orion prior to the execution of the Support Agreement.

•	Prior to the execution of the Support Agreement, Meridian, its financial advisors and its legal advisors were afforded an opportunity to conduct due diligence and review non-public information relating to both Yamana and Northern Orion under the provisions of a confidentiality agreement among the three companies. Among other things, Meridian was provided information relating to Yamana’s business strategy, operations, development projects, status of regulatory compliance, exposure to litigation and other contingent liabilities, tax position and financial position. In addition, Meridian was able to review information regarding Northern Orion’s operations and development projects. This process enabled Meridian’s management to gain a better understanding of the issues and risks relating to the future growth profile, development pipeline, cash cost position, and potential exploration upside of both Yamana and Northern Orion.

•	Meridian and its financial advisors and legal advisors were also provided with access to senior management of both Yamana and Northern Orion for purposes of discussing the current status and future prospects of the respective companies.

•	As a result of this due diligence process, the Board and Meridian’s management were able to develop a greater understanding of Yamana and Northern Orion’s respective businesses and assets, which enhanced the ability of the Board to evaluate certain concerns which were previously described in the Directors’ Circular relating to such businesses and assets.

4. The Revised Yamana Offer is less conditional than the First Amended Yamana Offer.

•	The number of conditions in the First Amended Yamana Offer was reduced in the Revised Yamana Offer. Furthermore, some of the remaining conditions have been modified to narrow their scope and, to the extent possible, to eliminate or reduce discretionary elements and to include objective criteria. In addition, a number of the conditions have been satisfied since the commencement of the Original Yamana Offer, including Yamana’s receipt of certain regulatory approvals and the approval by shareholders of Northern Orion of the Northern Orion Transaction.

•	In addition, under the Support Agreement, if Yamana takes up and pays for more than 50.1% of the outstanding Meridian Shares but less than 66 2/3% of the outstanding Meridian Shares, Yamana is required to provide a subsequent offering period of not less than 20 business days to permit Meridian Shareholders who had not tendered their Meridian Shares prior to the expiry of the Revised Yamana Offer time to so tender. This requirement reduces the risk that Yamana may not be able to complete a second step transaction on a timely basis.

5. Yamana has agreed to cause three of Meridian’s current directors to be appointed to Yamana’s board of directors.

•	Under the terms of the Support Agreement, Yamana has agreed to use all reasonable efforts to cause three current directors of Meridian to be appointed to the board of directors of Yamana as soon as practicable, and in any event within 30 days after Yamana acquires Meridian Shares pursuant to the Revised Yamana Offer. See “Agreements Relating to the Revised Yamana Offer — Support Agreement — Board Representation”.

6. The Board has preserved the ability to respond to superior proposals under the Support Agreement, and, importantly, the Support Agreement does not provide for a termination fee.

•	Under the Support Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited bona fide written acquisition proposals that are more favourable from a financial point of view than the Revised Yamana Offer and meet certain other criteria, and the Board may withdraw its recommendation of the Revised Yamana Offer in certain circumstances. In addition, Meridian would not be required to pay a termination fee in the event that the Board were to accept such a superior proposal. See “Agreements Relating to the Revised Yamana Offer — Support Agreement — Covenants Regarding Non-Solicitation”.

7. Each of Meridian’s financial advisors, BMO Capital Markets and Goldman, Sachs & Co., has provided a written opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by Meridian Shareholders under the Revised Yamana Offer was fair, from a financial point of view, to Meridian Shareholders.

•	The Board has received written opinions from each of its financial advisors, BMO Capital Markets and Goldman, Sachs & Co., to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications stated in their respective opinions, the consideration to be received by Meridian Shareholders under the Revised Yamana Offer was fair, from a financial point of view, to Meridian Shareholders. Copies of the opinions of BMO Capital Markets and Goldman, Sachs & Co. are attached to this Notice of Change as Schedules B and C, respectively.

•	The Board recommends that you read each of the opinions carefully and in its entirety for a description of the matters considered and the limitations of the review undertaken. The descriptions and the opinions do not constitute a recommendation to Meridian Shareholders as to whether to tender their Meridian Shares to the Revised Yamana Offer.

Conclusion and Recommendation

The Board of Directors unanimously recommends that Meridian Shareholders ACCEPT the Revised Yamana Offer and TENDER their Meridian Shares to the Revised Yamana Offer.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive of the factors considered by the Board in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Meridian, and the advice of their financial advisors and legal advisors. In view of the numerous factors considered in connection with their evaluation of the Revised Yamana Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board was made after considering all of the information and factors involved. Meridian Shareholders should consider the terms of the Revised Yamana Offer carefully and should come to their own decision as to whether to accept the Revised Yamana Offer.

RECENT DEVELOPMENTS

Since July 31, 2007, the date of the Directors’ Circular, Meridian has made the announcement summarized below relating to its mining operations. You are urged to read the full text of the relevant press release as it includes important information relating to such developments and important cautionary information. A copy of this announcement has been filed by Meridian: (a) with the Canadian securities regulatory authorities and is available at www.sedar.com; and (b) with the SEC and is available at www.sec.gov.

September 4, 2007 — Meridian announced the discovery at its flagship El Peñón mine in Chile of the Bonanza high-grade gold vein and the extension of the Al Este vein which together form a nucleus of high-grade gold and silver mineralization. Further drilling results were also reported at Mercedes in Mexico and La Pepa in Chile. The acquisition of a 65% interest in the Membrillo and Chancon mining districts adjacent to Minera Florida was also reported.

BACKGROUND TO THE REVISED YAMANA OFFER

On July 19, 2007, Yamana announced that it had commenced the Original Yamana Offer. Yamana’s formal offer documents were filed with the SEC on July 20, 2007.

On July 30, 2007, the Board resolved to recommend to Meridian Shareholders that they reject the Original Yamana Offer and not tender their Meridian Shares to such offer. A summary of the principal reasons for such recommendation of the Board was set forth under the heading “Analysis and Reasons for Rejecting the Yamana Offer” in the Directors’ Circular which was filed on July 31, 2007 and mailed to Meridian Shareholders.

From time to time after the Board of Directors issued the Directors’ Circular on July 31, 2007, the Board of Directors met to be updated by management and Meridian’s financial advisors and legal advisors on the status of the Original Yamana Offer.

On August 14, 2007, pursuant to the First Amended Yamana Offer, Yamana increased the cash portion of its offer from C$3.15 to C$4.00 per Meridian Share. Later that same day, Meridian issued a press release stating that the Board of Directors would carefully review and consider the First Amended Yamana Offer and urging Meridian Shareholders to defer making any decision with respect to the First Amended Yamana Offer. The following day, the Board of Directors met with Meridian’s financial advisors and legal advisors to review the terms of the First Amended Yamana Offer.

On August 19, 2007, the Board of Directors met and received presentations from its financial advisors and legal advisors relating to the First Amended Yamana Offer. Representatives of BMO Capital Markets and representatives of Goldman, Sachs & Co. each delivered an oral opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written opinion subsequently delivered by it, as of the date of such opinion, the consideration to be paid pursuant to the First Amended Yamana Offer was inadequate, from a financial point of view, to Meridian Shareholders. Following further discussion, the members of the Board of Directors unanimously resolved to recommend to Meridian Shareholders that they reject the First Amended Yamana Offer and not tender their Meridian Shares to the First Amended Yamana Offer. The following morning, Meridian issued a press release to this effect. At the Board meeting of August 19, 2007, the Board also passed a resolution further extending the separation time under the Rights Plan to September 6, 2007 or such other date as the Board of Directors may determine.

On August 22, 2007, Northern Orion announced that its shareholders had met and voted to approve the proposed business combination with Yamana and Meridian in the event that the First Amended Yamana Offer was successful.

On August 24, 2007, Yamana filed an application with the Ontario Securities Commission (the “OSC”) seeking, among other things, an order cease trading the Rights Plan.

On August 30, 2007, the Board met to review the status of the First Amended Yamana Offer. The Board was updated by its financial advisors and legal advisors regarding its value-maximization process and the application of Yamana to cease trade the Rights Plan.

On August 31, 2007, Meridian filed its affidavit materials and written response to Yamana’s application with the OSC and on September 2, 2007, Yamana filed its reply submissions and supplemental affidavit. On September 5, 2007, the OSC heard arguments with respect to the Rights Plan and determined that the Rights Plan should be subject to a cease trade order effective at 9:00 a.m. (Toronto time) on September 11, 2007. Yamana subsequently extended the First Amended Yamana Offer to September 11, 2007.

On September 6, 2007, Meridian’s Board met and received an update from its financial advisors and legal advisors regarding the value-maximization process and the Rights Plan. The next morning, Meridian issued a press release disclosing that the third parties with whom Meridian had been having discussions had informed Meridian that they did not intend to make proposals relating to an acquisition of Meridian pursuant to the Board’s value-maximizing process.

On September 8, 2007 and again on September 10, 2007, the Board met and received updates from Meridian management and Meridian’s financial advisors regarding their respective discussions with Meridian Shareholders regarding the First Amended Yamana Offer.

On September 12, 2007, Yamana announced that approximately 34% of the Meridian Shares had been tendered to the First Amended Yamana Offer and that it was further extending its offer to expire at 8:00 p.m. (Toronto time) on September 24, 2007.

On September 17, 2007, a representative of Genuity Capital Markets, one of Yamana’s financial advisors, contacted a representative of BMO Capital Markets to explore the possibility of negotiating a consensual transaction between Yamana and Meridian. The representative of Genuity Capital Markets indicated that Yamana was prepared to increase substantially the cash portion of the consideration offered in the First Amended Yamana Offer. Following a Board meeting later that same day at which the Board was updated on the discussion, the representative of BMO Capital Markets informed the representative of Genuity Capital Markets that the Board would not review its current position in the absence of a specific proposal.

On September 19, 2007, Mr. Peter Marrone, Chairman and Chief Executive Officer of Yamana, informed Mr. Ed Dowling, President and Chief Executive Officer of Meridian, that Yamana was prepared to increase the cash portion of the consideration offered under the First Amended Yamana Offer by an indicative amount in the range of C$2.00 per Meridian Share and asked whether Meridian would be willing to enter into discussions on that basis. Mr. Dowling responded that he would discuss Mr. Marrone’s request with the Board.

Later on September 19, 2007, the Board met to consider Mr. Marrone’s request to enter into consensual discussions on the basis of Mr. Marrone’s informal proposal of an indicative increase in the range of C$2.00 per Meridian Share in the cash portion of the consideration offered under the First Amended Yamana Offer. The Board discussed with management and Meridian’s financial advisors and legal advisors the potential effect such an increase might have on the overall value of the offer, the previously announced results of the First Amended Yamana Offer, management’s discussions with Meridian Shareholders and uncertainties regarding the ability of Yamana to finance a substantial increase in the cash consideration under its disclosed existing financing commitments. Following the Board meeting, Mr. Dowling informed Mr. Marrone that the Board was not prepared to enter into discussions on the basis proposed.

On September 20, 2007, Yamana announced that it had further extended the First Amended Yamana Offer to October 2, 2007, reduced its minimum tender condition from 66 2/3% of the outstanding Meridian Shares to 50.1% and increased the cash portion of the consideration by C$2.50 to C$6.50 per Meridian Share. In a filing later that day, Yamana disclosed an additional financing commitment, as a result of which Yamana had commitments for up to C$700 million for purposes of financing the revised offer.

On September 20, 2007, in response to the Yamana announcement, Meridian issued a press release stating that the Board of Directors would carefully review and consider the revised offer and urging shareholders to defer making any decision with respect to the revised offer. That evening, the Board received an update from its financial advisors on the terms of the revised offer.

Mr. Marrone and Mr. Dowling spoke several times on September 20, 2007 following Yamana’s announcement of the revised offer, during which Mr. Marrone indicated that he remained interested in discussing a consensual transaction. In addition, the respective Vice Presidents of Business Development of Yamana and Meridian had a telephone call to discuss initiating a mutual due diligence process and the proposed timing for such a process.

On September 21, 2007, the Board met again to discuss the revised offer. After carefully considering the terms of the revised offer and receiving advice from its financial advisors and legal advisors, the Board instructed Mr. Dowling to contact Mr. Marrone and explore whether a consensual transaction between the two companies could be reached on terms acceptable to the Board, including an increase in the consideration offered, representation by a number of current Meridian board members on Yamana’s board of directors, and the ability of Meridian to conduct due diligence on Yamana and Northern Orion. Mr. Marrone and Mr. Dowling subsequently discussed potential terms pursuant to which Yamana and Meridian would consider negotiating a support agreement in relation to a further revised offer by Yamana. Later on September 21, 2007, Yamana, Meridian and Northern Orion entered into a confidentiality agreement.

Between September 21, 2007 and September 23, 2007, representatives of each of Yamana and Meridian and their respective financial advisors and legal advisors conducted reciprocal due diligence and reviewed non-public information relating to each other. Representatives of Meridian and its financial advisors and legal advisors also conducted due diligence and reviewed non-public information relating to Northern Orion. In addition, Mr. Dowling held discussions with Mr. Marrone and separately with Mr. David Cohen of Northern Orion, together with their respective financial advisors, on matters relating to legal, financial, environmental, employment and social matters at their respective operations. Over the course of the weekend several information sessions and management presentations were given by each party’s management team. As a result, Meridian’s management were able to develop a greater understanding of Yamana’s and Northern Orion’s respective businesses and the prospects for the combined company. Counsel to Meridian and counsel to Yamana also negotiated the terms of a support agreement to be entered into between Meridian and Yamana (the “Support Agreement”).

On September 23, 2007, the Board of Directors met and received presentations from its financial advisors and legal advisors relating to the Support Agreement and the Revised Yamana Offer. Representatives of BMO Capital Markets and representatives of Goldman, Sachs & Co. each delivered an oral opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written opinion subsequently delivered by it, as of the date of such opinion, the consideration to be paid pursuant to the Revised Yamana Offer was fair, from a financial point of view, to Meridian Shareholders. A copy of each opinion is attached to this Notice of Change as Schedule B and C, respectively. Following further discussion, the members of the Board of Directors unanimously resolved to recommend to Meridian Shareholders that they accept the Revised Yamana Offer and tender their Meridian Shares to the Revised Yamana Offer. The Support Agreement was finalized and executed early in the morning on September 24, 2007 and Meridian and Yamana issued a joint press release to this effect.

AGREEMENTS RELATING TO THE REVISED YAMANA OFFER

Support Agreement

On September 24, 2007, Meridian and Yamana entered into the Support Agreement, which sets forth, among other things, the terms and conditions upon which the Revised Yamana Offer is to be made by Yamana. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Meridian: (a) with the Canadian securities regulatory authorities and available at www.sedar.com; and (b) with the SEC as an exhibit to an amendment to Meridian’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 25, 2007 and available at www.sec.gov. All capitalized terms used in this summary and not otherwise defined in this Notice of Change have the meanings ascribed to them in the Support Agreement.

The Revised Yamana Offer

Yamana agreed to amend the Original Yamana Offer by, among other things, increasing the consideration payable thereunder to 2.235 Yamana Shares and C$7.00 in cash per Meridian Share, and extending the expiry time to midnight (Toronto time) on October 12, 2007 (as the same may be extended by Yamana).

Yamana agreed to make the Revised Yamana Offer on the terms and subject to the conditions set forth in the Support Agreement, including the condition (the “Minimum Deposit Condition”) that at least 50.1% of the outstanding Meridian Shares, calculated on a fully-diluted basis, are validly deposited under the Revised Yamana Offer and not withdrawn at the Expiry Time and to mail the Revised Yamana Offer by 11:59 p.m. (Toronto time) on September 28, 2007. Yamana may, in its sole discretion, modify or waive any term or condition of the Revised Yamana Offer; provided, however, that Yamana may not, without the prior consent of Meridian, increase or decrease the Minimum Deposit Condition, impose additional conditions to the Revised Yamana Offer, decrease the consideration per Meridian Share, decrease the number of Meridian Shares in respect of which the Revised Yamana Offer is made, change the form of consideration payable under the Revised Yamana Offer (other than to increase the total consideration per Meridian Share or add additional consideration) or otherwise vary the Revised Yamana Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition other than the Minimum Deposit Condition) in a manner which is adverse to Meridian Shareholders.

Support for the Revised Yamana Offer

Under the Support Agreement Meridian represented to Yamana that its Board of Directors, upon consultation with its financial advisors and legal advisors, has determined that the Revised Yamana Offer is fair to Meridian Shareholders (other than Yamana) and that the Revised Yamana Offer is in the best interests of Meridian and Meridian Shareholders (other than Yamana), and accordingly, unanimously approved the entering into of the Support Agreement and the making of a recommendation that Meridian Shareholders (other than Yamana) accept the Revised Yamana Offer. Meridian has also agreed to take all reasonable actions to support the Revised Yamana Offer and ensure the success of the Revised Yamana Offer in accordance with the terms of the Support Agreement.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Meridian and Yamana relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Revised Yamana Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: (a) public filings; (b) financial statements; (c) books and records; (d) absence of certain changes or events; (e) litigation; (f) employment matters; and (g) mineral reserves and resources. The Support Agreement also contains Yamana’s representation and warranty that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Meridian Shares acquired pursuant to the Revised Yamana Offer and all of the common shares of Northern Orion acquired pursuant to the Northern Orion Transaction.

Conduct of the Business of Meridian

In the Support Agreement, Meridian agreed that, prior to the earlier of the appointment or election to the Board of persons designated by Yamana who represent a majority of the directors of Meridian and the termination of the Support Agreement, Meridian will, and will cause each of the Meridian Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill and to preserve intact its real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with it and not to undertake certain types of restricted activities except: (a) with Yamana’s prior written consent (not to be unreasonably withheld or delayed); (b) as otherwise expressly contemplated or permitted by the Support Agreement; or (c) as disclosed in writing to Yamana prior to the execution and delivery of the Support Agreement. Meridian also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Revised Yamana Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which reasonably may be expected to render, inaccurate any of Meridian’s representations and warranties in the Support Agreement.

Meridian also agreed to promptly notify Yamana orally and in writing of (a) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Meridian contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of Meridian to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time.

Conduct of the Business of Yamana

In the Support Agreement, Yamana agreed that, prior to the earlier of the Effective Time and the termination of the Support Agreement, Yamana will, and will cause each of the Yamana Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill and to preserve intact its real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with it and not to undertake certain types of restricted activities (including issuing securities) except (a) with Meridian’s prior written consent (not to be unreasonably withheld or delayed); and (b) as otherwise expressly contemplated or permitted by the Support Agreement. Yamana also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Revised Yamana Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which reasonably may be expected to render, inaccurate any of Yamana’s representations and warranties in the Support Agreement.

Yamana also agreed to promptly notify Meridian orally and in writing of (a) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Yamana contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of Yamana to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time.

Other Covenants

Each of Meridian and Yamana has agreed in the Support Agreement to a number of mutual covenants, including to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Revised Yamana Offer and the Support Agreement; (b) for the discharge by each of Meridian and Yamana of its respective obligations under the Support Agreement and the Revised Yamana Offer, including its obligations under applicable securities Laws; and (c) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Revised Yamana Offer and the Support Agreement.

Covenants Regarding Non-Solicitation

The Support Agreement contains certain “non-solicitation” provisions pursuant to which Meridian agreed that, except as otherwise provided in the Support Agreement, it will not, directly or indirectly, through any officer, director, employee, representative (including, for greater certainty, any financial or other advisors) or agent:

•	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Meridian or any Meridian Subsidiary or Meridian material joint venture (to the extent subject to Meridian’s control), including material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (a) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Meridian or any Meridian Subsidiary; (b) any sale or acquisition of all or a material portion of the assets of Meridian on a consolidated basis; (c) any sale or acquisition of all or a material portion of the Meridian Shares or the shares of any Meridian Subsidiary; (d) any sale by Meridian or any Meridian Subsidiary of an interest in any material joint venture or material mineral property of Meridian; (e) any similar business combination or transaction, of or involving Meridian or any of the Meridian Subsidiaries, other than with Yamana; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Yamana (an “Acquisition Proposal”);

•	engage in any discussions or negotiations regarding or, provide any confidential information with respect to, any Acquisition Proposal;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Yamana, the approval or recommendation of the Board or any committee thereof of the Support Agreement or the Revised Yamana Offer;

•	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

Meridian agreed to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Yamana) by Meridian or any Meridian Subsidiary or any of its or their officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal whether or not initiated by Meridian. In connection therewith, Meridian has further agreed not to release any third party from or waive any confidentiality or standstill agreement (except to allow such party to propose an Acquisition Proposal). In this regard, Meridian agreed that within five business days from the date of the Support Agreement, it would request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Meridian relating to any potential Acquisition Proposal and to use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. However, the Board may consider and accept a Superior Proposal (as defined below) by a third party made in compliance with the provisions of the Support Agreement (as summarized below).

The Support Agreement provides that, notwithstanding the foregoing restrictions, the Board is permitted to:

•	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Yamana the approval or recommendation of the Revised Yamana Offer; or

•	engage in discussions or negotiations with, respond to or provide information (subject to the execution of a confidentiality agreement) to, any Person in response to an Acquisition Proposal by any such person, if and only to the extent that:

(a) Meridian has received from such Person an Acquisition Proposal that constitutes a Superior Proposal;

(b) in the case of a withdrawal, modification or adverse qualification of its recommendation of the Revised Yamana Offer (or a proposal to do so), Meridian shall have complied with all other requirements of the Support Agreement relating to the acceptance, approval or recommendation of an Acquisition Proposal (as described below); and

(c) the Board, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties.

The Support Agreement defines a “Superior Proposal” as a bona fide written Acquisition Proposal that was received but not solicited after the date of the Support Agreement:

•	to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Meridian Shares, or all or substantially all of the assets of Meridian and the Meridian Subsidiaries, and offering or making available to all Meridian Shareholders the same consideration in form and amount per Meridian Share to be purchased or otherwise acquired;

•	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained;

•	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Meridian, the Meridian Subsidiaries or the Meridian material joint ventures beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Meridian during such three day period); and

•	that the Board has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable financially to the Meridian Shareholders than the Revised Yamana Offer (including any adjustment to the terms and conditions of the Revised Yamana Offer proposed by Yamana pursuant to the Support Agreement).

Meridian is not permitted to accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless:

•	the Acquisition Proposal constitutes a Superior Proposal;

•	Meridian has complied with the non-solicitation restrictions in the Support Agreement;

•	Meridian has provided Yamana with notice in writing of the Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Meridian and the Person making the Superior Proposal if not previously delivered) at least five business days prior to the date on which the Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

•	five business days have elapsed from the later of the date Yamana received the notice described in the preceding bullet point and the date Yamana received a copy of the notice in respect of Meridian’s receipt of the Acquisition Proposal and, if Yamana has proposed to amend the terms of the Revised Yamana Offer in accordance with the “right to match” provision contained in the Support Agreement and summarized below, the Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to such proposed amendment to the terms of the Revised Yamana Offer by Yamana (see “Right to Match” below); and

•	Meridian concurrently terminates the Support Agreement in accordance with its terms.

Nothing in the Support Agreement prevents the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Right to Match

From and after the date of the Support Agreement, Meridian agreed to promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Yamana, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Meridian or any Meridian Subsidiary or Meridian material joint venture or material mineral property of which Meridian’s directors, officers, employees, representatives or agents are or become aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Meridian had also agreed to provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Yamana may reasonably request.

In addition, under the Support Agreement Meridian agreed to keep Yamana promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and to respond promptly to all inquiries by Yamana with respect thereto.

Pursuant to the Support Agreement, Meridian agreed that, during the five-business-day period after the receipt of certain notices related to an Acquisition Proposal, as referred to above under the heading “Covenants Regarding Non-Solicitation,” or such longer period as Meridian may approve for such purpose, Yamana shall have the opportunity, but not the obligation, to propose to amend the terms of the Revised Yamana Offer. The Board will review any proposal by Yamana to amend the terms of the Revised Yamana Offer in order to determine, in good faith in the exercise of its fiduciary duties and consistent with the terms of the Support Agreement outlined under “Covenants Regarding Non-Solicitation” above, whether Yamana’s proposal to amend the Revised Yamana Offer would result in the applicable Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Revised Yamana Offer.

Under the Support Agreement, the Board is required to reaffirm its recommendation of the Revised Yamana Offer by press release after:

•	any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or

•	the Board determines that a proposed amendment to the terms of the Revised Yamana Offer made in response to an Acquisition Proposal would result in such Acquisition Proposal not being a Superior Proposal and Yamana has so amended the terms of the Revised Yamana Offer.

Outstanding Equity Entitlements

Pursuant to the Support Agreement, subject to the receipt of all required approvals of any Government Entity, Meridian will make such amendments to the Meridian Share Incentive Plans and take all such other steps as may be necessary or desirable to allow all persons holding Meridian Equity Entitlements who may do so under applicable Laws to exercise their Meridian Equity Entitlements: (a) on an accelerated vesting basis, conditional on Yamana taking up and paying for Meridian Shares under the Revised Yamana Offer; and (b) to effect a cashless exercise of their Meridian Equity Entitlements for the purpose of tendering to the Revised Yamana Offer all Meridian Shares issued in connection with such cashless exercise, conditional upon Yamana taking up and paying for Meridian Shares under the Revised Yamana Offer, all subject to applicable Law and on terms and in a manner reasonably acceptable to Yamana.

In addition, with respect to the Meridian Equity Entitlements that are stock options that have not been exercised at or before the Expiry Time, Meridian and Yamana agreed to cooperate to ensure that all such outstanding Meridian Equity Entitlements become options to acquire Yamana Shares (on a tax-deferred basis for purposes of the Income Tax Act (Canada) if reasonably practicable) whereby, effective as of the Expiry Time, subject to applicable Laws, each such Meridian Equity Entitlement shall automatically be converted into an option to acquire a number of Yamana Shares equal the sum of (i) 2.235 and (ii) the quotient of C$7.00 divided by the average of the closing prices of the Meridian Shares on the TSX for the five trading days ending on the trading day immediately prior to the Expiry Time (such sum, the “Conversion Number”) (with the aggregate number of all such Yamana Shares per grant being rounded down to the nearest whole number) at an exercise price per Yamana Share equal to the exercise price per Meridian Share of that Meridian Equity Entitlement immediately prior to the Expiry Time divided by the Conversion Number, rounded up to the nearest whole cent and otherwise exercisable in accordance with its terms.

Board Representation

Provided that at least a majority but less than 66 2/3% of the then outstanding Meridian Shares on a fully diluted basis are purchased by Yamana and from time to time thereafter and subject to applicable Law, Yamana will be entitled to designate such number of members of the Board, and any committee thereof, as is proportionate to the percentage of the outstanding Meridian Shares owned from time to time by Yamana, and Meridian will co-operate with Yamana, subject to all applicable Laws, to enable Yamana’s designees to be elected or appointed including, at the request of Yamana, using its reasonable best efforts to increase the size of the Board and to secure the resignations of such directors as Meridian may determine, in reasonable consultation with Yamana. In addition, Meridian has agreed that forthwith at the request of Yamana, upon confirmation that Yamana beneficially owns 66 2/3% or more of the Meridian Shares, to use reasonable commercial efforts to assist in effecting the resignations of the Meridian directors and causing them to be replaced by persons nominated by Yamana; provided that the directors of Meridian shall have been appointed to the board of directors of Yamana as set forth below.

Yamana has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and take such other actions as may be required in order that three new directors, who will be directors of Meridian immediately prior to the take up of any Meridian Shares by Yamana under the Revised Yamana Offer, will be appointed to the board of directors of Yamana as soon as practicable following such date as Yamana acquires 50.1%

of the then outstanding Meridian Shares on a fully diluted basis, and in any event within 30 days after the date Yamana acquires 50.1% of the then outstanding Meridian Shares on a fully diluted basis.

Subsequent Acquisition Transaction

If the Revised Yamana Offer has been accepted by holders of not less than 90% of the outstanding Meridian Shares as at the Expiry Time and Yamana accepts Meridian Shares deposited for purchase and pays for such Meridian Shares pursuant to the Revised Yamana Offer, Yamana shall, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Meridian Shares from those Meridian Shareholders who have not accepted the Revised Yamana Offer pursuant to Section 206 of the CBCA as soon as reasonably possible. If that statutory right of acquisition is not available or Yamana chooses not to avail itself of such statutory right of acquisition, Yamana will use its commercially reasonable efforts to pursue other means of acquiring the remaining Meridian Shares not tendered to the Revised Yamana Offer as promptly as possible by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Meridian and Yamana or a Yamana Subsidiary that Yamana may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”), provided that the consideration per Meridian Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Meridian Share offered under the Revised Yamana Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Yamana Share shall be deemed to be at least equivalent in value to each Yamana Share offered under the Revised Yamana Offer. Meridian has agreed that, in the event Yamana takes up and pays for Meridian Shares under the Revised Yamana Offer representing at least a simple majority of the outstanding Meridian Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Yamana in connection with any proposed Subsequent Acquisition Transaction.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Meridian and Yamana;

•	by Yamana if the Minimum Deposit Condition or any other condition of the Revised Yamana Offer is not satisfied or waived at the Expiry Time, as such Expiry Time may be extended by Yamana in accordance with the terms of the Support Agreement, and Yamana has not elected to waive such condition to the extent permitted by the Support Agreement;

•	by Yamana or Meridian, if Yamana does not take up and pay for the Meridian Shares deposited under the Revised Yamana Offer by a date that is 60 days following the date of the mailing of this Notice of Change (the “Outside Date”), otherwise than as a result of the material breach by such party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Yamana’s take up and payment for Meridian Shares deposited under the Revised Yamana Offer is delayed by (a) an injunction or order made by a Governmental Entity of competent jurisdiction, or (b) Yamana not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit Yamana to take up and pay for Meridian Shares deposited under the Revised Yamana Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Meridian until the earlier of (i) the 120th day after this Notice of Change is mailed and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

•	prior to any acquisition of Meridian Shares in the Revised Yamana Offer, by either Meridian or Yamana, if the other party is in material default of a material covenant or obligation under the Support Agreement or if any representation or warranty made by the other party in the Support Agreement shall have been at the date of the Support Agreement or shall have become untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such other party, and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

•	prior to any acquisition of Meridian Shares in the Revised Yamana Offer, by Yamana, if: (a) the Board or any committee thereof fails to publicly recommend or reaffirm its approval of the Revised Yamana Offer within two calendar days of any written request by Yamana (or, in the event that the Revised Yamana Offer shall be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Revised Yamana Offer), (b) the Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Revised Yamana Offer in any manner adverse to Yamana; or (c) the Board or any committee thereof recommends or approves or publicly proposes to recommend or approve a Superior Proposal; and

•	prior to any acquisition of Meridian Shares in the Revised Yamana Offer, by Meridian, if Meridian proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that Meridian has not breached any of its covenants, agreements or obligations in the Support Agreement.

Officers’ and Directors’ Insurance and Indemnification

Under the Support Agreement, from and after the Effective Time, Yamana agreed that for the period from the Effective Time until six years after the Effective Time, either: (a) Yamana will cause Meridian or any successor to Meridian to maintain Meridian’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Meridian than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Meridian and the Meridian Subsidiaries; or (b) Meridian or Yamana may purchase as an extension to Meridian’s current insurance policies, run-off insurance providing such coverage for such persons on terms comparable to those contained in Meridian’s current insurance policies.

In addition, Yamana has agreed that all rights to indemnification or exculpation existing in favour of the directors or officers of Meridian or any subsidiary of Meridian as at the date of the Confidentiality Agreement (the “Meridian D&O Rights”) as provided in Meridian’s articles or by-laws or as disclosed in writing to Yamana shall survive the transactions contemplated by the Support Agreement and shall continue in full force and effect for a period of not less than six years from the Effective Time. For a period of six years from the Effective Time, Yamana has agreed that it will, or will cause Meridian to, perform the obligations of Meridian under the Meridian D&O Rights.

From and after the Effective Time, Yamana has agreed that it will cause Meridian to satisfy all existing contractual commitments between Meridian and any of its officers, directors or employees with respect to any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits in existence as of the date of the Support Agreement.

OPINIONS OF FINANCIAL ADVISORS

Each of BMO Capital Markets and Goldman, Sachs & Co. was initially retained to assess the Original Yamana Offer and to provide advice to the Board of Directors in connection with the Original Yamana Offer. In connection with the Original Yamana Offer, each of the financial advisors delivered a written opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, as of the date thereof, the consideration under the Original Yamana Offer was inadequate, from a financial point of view, to the Meridian Shareholders. In connection with the First Amended Yamana Offer, each of the financial advisors delivered a written opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, as of the date thereof, the consideration under the First Amended Yamana Offer was inadequate, from a financial point of view to the Meridian Shareholders.

In connection with the Revised Yamana Offer, each of BMO Capital Markets and Goldman, Sachs & Co. has delivered a written opinion addressed to the Board of Directors concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, as of the date thereof, the consideration to be received by Meridian Shareholders under the Revised Yamana Offer was fair, from a financial point of view, to the Meridian Shareholders. Copies of the written opinions relating to the Revised Yamana Offer of each of BMO Capital Markets and Goldman, Sachs & Co. are attached to this Notice of Change as Schedules B and C, respectively. You are encouraged to read each of the opinions carefully and in its entirety for a description of the matters considered and limitations on the review undertaken. The opinions address only the fairness of the consideration to be received by Meridian Shareholders under the Revised Yamana Offer from a financial point of view. The descriptions and the opinions do not constitute a recommendation to any Meridian Shareholder as to whether to tender Meridian Shares pursuant to the Revised Yamana Offer.

BMO Capital Markets and Goldman, Sachs & Co. and their respective affiliates are engaged in securities trading, investment banking and financial advisory, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various entities. In the ordinary course of these activities and services, BMO Capital Markets and Goldman, Sachs & Co. and their respective affiliates may provide such services to Meridian, Yamana, Northern Orion and their respective affiliates, and may at any time make or hold investments or co-investments, hold long or short positions, and actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Meridian, Yamana, Northern Orion and any of their respective affiliates or any currency or commodity that may be involved in the Revised Yamana Offer for their own account and for the accounts of their customers.

BMO Capital Markets and Goldman, Sachs & Co. expect to receive fees from Meridian in connection with the transaction contemplated by the Support Agreement, a portion of which is contingent upon consummation of such transaction, and Meridian has agreed to reimburse expenses of BMO Capital Markets and Goldman, Sachs & Co. and indemnify BMO Capital Markets and Goldman, Sachs & Co. against certain liabilities arising-out of their respective engagements.

ALTERNATIVES TO THE REVISED YAMANA OFFER

Except as set forth under “Agreements Relating to the Revised Yamana Offer — Support Agreement”, Meridian is not undertaking or engaged in any negotiations in response to the Revised Yamana Offer that relate to: (a) a tender offer or other acquisition of Meridian’s securities by Meridian, any of its subsidiaries, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Meridian or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of Meridian or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Meridian.

Except as set forth under “Agreements Relating to the Revised Yamana Offer — Support Agreement”, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Revised Yamana Offer that relate to one or more of the matters referred to in the preceding paragraph.

INTENTIONS WITH RESPECT TO THE REVISED YAMANA OFFER

The Board of Directors has made reasonable enquiries of each director and executive officer of Meridian. Each of the directors and executive officers of Meridian has indicated his intention to accept the Revised Yamana Offer and tender his Meridian Shares to the Revised Yamana Offer.

ARRANGEMENTS BETWEEN MERIDIAN AND ITS DIRECTORS AND EXECUTIVE OFFICERS

Please see the disclosure contained in the section of the Directors’ Circular entitled “Arrangements Between Meridian and its Directors and Executive Officers”.

Meridian recently amended its Growth Incentive Plan, which was initially approved by independent directors of the Board on December 5, 2006, to contemplate the payment of extraordinary bonuses to certain employees of Meridian for the creation of shareholder value in connection with the Revised Yamana Offer. The Compensation Committee proposed cash payments under this plan, which were subsequently approved by the Board, of approximately C$18.5 million in the event that the Revised Yamana Offer is successful, of which Mr. Edward Dowling was allocated C$5,000,000, Mr. Darcy Marud was allocated C$3,000,000, Mr. Pete Dougherty was allocated C$2,500,000, Mr. Howard Stevenson was allocated C$2,250,000, Mr. Edgar Smith was allocated C$2,250,000 and Mr. Darrin Rohr was allocated C$1,500,000. No gross up payments under existing contracts of senior executive officers of the Company are payable in connection with the granting of these extraordinary bonuses.

NO MATERIAL CHANGES IN THE AFFAIRS OF MERIDIAN

Except as otherwise described or referred to in this Notice of Change, the Directors’ Circular or as otherwise publicly disclosed, no other information is known to the directors or executive officers of Meridian that indicates any material change in the affairs or prospects of Meridian since July 31, 2007.

OTHER INFORMATION

Except as disclosed in this Notice of Change, there is no information that is known to the directors and executive officers of Meridian that would reasonably be expected to affect the decision of the holders of Meridian Shares (or securities convertible into Meridian Shares) to accept or reject the Revised Yamana Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Meridian Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Meridian Shareholders. However, such rights must be exercised within prescribed time limits. Meridian Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE NOTICE OF CHANGE

The contents of this Notice of Change have been approved by the directors of Meridian and the delivery of this Notice of Change has been authorized by the Board of Directors.

CONSENT OF BMO CAPITAL MARKETS

We hereby consent to the references to our opinion dated September 23, 2007 under the captions “Questions and Answers About the Revised Yamana Offer”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Revised Yamana Offer” and “Opinions of Financial Advisors” and to the inclusion of the foregoing opinion in this Notice of Change to Directors’ Circular.

BMO CAPITAL MARKETS

By:

Dated the 27th day of September, 2007.

CONSENT OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

September 27, 2007

Board of Directors
Meridian Gold Inc.
9670 Gateway Drive
Suite 200
Reno, NV, USA 89521

Re: Notice of Change to Directors’ Circular, dated September 27, 2007, and related Schedule 14D-9 of Meridian Gold Inc.

Gentlemen:

Reference is made to our opinion letter, dated September 24, 2007, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the “Company Shares”) of Meridian Gold Inc. (the “Company”) (other than any Company Shares owned directly or indirectly by Yamana Gold Inc. (“Yamana”)) of the Consideration (as defined therein) proposed to be paid to holders of the Company Shares in the Offer (as defined therein) pursuant to the Support Agreement dated as of September 24, 2007, between Yamana and the Company.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, directors’ circular or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Notice of Change to Directors’ Circular and Schedule 14D-9.

In that regard, we hereby consent to the reference to our opinion in the above-referenced Notice of Change to Directors’ Circular under the captions “Questions and Answers About the Revised Yamana Offer”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Revised Yamana Offer” and “Opinions of Financial Advisors”, to the inclusion of the foregoing opinion in the above-referenced Notice of Change to Directors’ Circular, and to the inclusion of the foregoing opinion in the above-referenced Schedule 14D-9.

Very truly yours,

CERTIFICATE

DATED: September 27, 2007

The foregoing, together with the Directors’ Circular of the Board of Directors of Meridian Gold Inc. dated July 31, 2007 (the “Directors’ Circular”), contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Revised Yamana Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

Christopher R. Lattanzi	Edward C. Dowling
Lead Director	President, Chief Executive Officer and Director

SCHEDULE A

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Notice of Change.

“Board” or “Board of Directors” means the board of directors of Meridian.

“CBCA” means the Canada Business Corporations Act.

“directors” means the members of the Board of Directors being, as of the date of this Notice of Change, Edward C. Dowling, Richard P. Graff, Robert A. Horn, Brian J. Kennedy, Christopher R. Lattanzi, Malcolm W. MacNaught, Gerard E. Munera and Carl L. Renzoni.

“Directors’ Circular” means the Directors’ Circular of Meridian, dated July 31, 2007.

“executive officers” has the meaning ascribed thereto in the Securities Exchange Act of 1934, as amended, and includes (a) the chair of the Board of Directors, the chief executive officer and president, the chief financial officer and the vice-presidents of Meridian, (b) every individual who is designated as an officer under a by-law or similar authority of Meridian, and (c) every individual who performs functions similar to those normally performed by an individual referred to in (a) or (b).

“First Amended Yamana Offer” means the offer made by Yamana to purchase all of the outstanding Meridian Shares on the basis of 2.235 Yamana Shares and C$4.00 in cash for each Meridian Share, upon and subject to the terms and conditions set out in the offer to purchase and accompanying take-over bid circular of Yamana dated July 19, 2007, as amended by a notice of variation and extension dated August 14, 2007.

“Georgeson” mean Georgeson Shareholder Communications Canada Inc.

“Meridian” means Meridian Gold Inc., a corporation existing under and governed by the CBCA.

“Meridian Shareholders” means the holders of Meridian Shares.

“Meridian Shares” means common shares of Meridian.

“Northern Orion” means Northern Orion Resources Inc., a corporation existing under and governed by the laws of British Columbia, Canada.

“Northern Orion Transaction” means the business combination involving Yamana and Northern Orion pursuant to the business combination agreement between Yamana and Northern Orion, dated July 19, 2007, as amended, and a plan of arrangement approved by the shareholders of Northern Orion on August 22, 2007.

“Notice of Change” means this Notice of Change to Directors’ Circular, dated September 27, 2007.

“Original Yamana Circular” means the Yamana offer to purchase and accompanying circular, dated July 19, 2007.

“Original Yamana Offer” means the offer made by Yamana to purchase all of the outstanding Meridian Shares on the basis of 2.235 Yamana Shares and C$3.15 in cash for each Meridian Share, upon and subject to the terms and conditions set out in the offer to purchase and accompanying take-over bid circular of Yamana dated July 19, 2007.

“OSC” means the Ontario Securities Commission.

“Revised Yamana Offer” means the offer by Yamana to purchase all of the outstanding Meridian Shares on the basis of 2.235 Yamana Shares and C$7.00 in cash for each Meridian Share, upon and subject to the terms and conditions set out in the offer to purchase and accompanying take-over bid circular of Yamana dated July 19, 2007, as amended by a notice of variation and extension dated August 14, 2007, a notice of extension dated September 12, 2007, a notice of variation and extension dated September 20, 2007 and a notice of variation and extension dated September 27, 2007.

A-1

“Rights Plan” means the shareholder rights plan of Meridian pursuant to the Shareholder Rights Plan Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Second Amended Yamana Offer” means the offer made by Yamana to purchase all of the outstanding Meridian Shares on the basis of 2.235 Yamana Shares and C$6.50 in cash for each Meridian Share, upon and subject to the terms and conditions set out in the offer to purchase and accompanying take-over bid circular of Yamana dated July 19, 2007, as amended by a notice of variation and extension dated August 14, 2007, a notice of extension dated September 12, 2007 and a notice of variation and extension dated September 20, 2007.

“Shareholder Rights Plan Agreement” means the shareholders rights plan agreement dated April 21, 1999, as amended on May 7, 2002 and February 22, 2005, between Meridian and Computershare Trust Company of Canada.

“Support Agreement” means the support agreement, dated September 24, 2007, between Yamana and Meridian.

“TSX” means the Toronto Stock Exchange.

“Yamana” means Yamana Gold Inc., a corporation existing under and governed by the CBCA.

“Yamana Circular” means the Yamana offer to purchase and accompanying take-over bid circular, dated July 19, 2007, as amended.

“Yamana Shares” means common shares of Yamana.

A-2

SCHEDULE B
OPINION OF BMO CAPITAL MARKETS

Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON MSX 1H3 Tel.: (416) 359-4001

September 23, 2007

The Board of Directors
Meridian Gold Inc. 9670
Gateway Drive, Suite 200
Reno, Nevada 89521

To the Board of Directors:

We understand that Meridian Gold Inc. (“Meridian”) is proposing to enter into a support agreement (the “Support Agreement”) with Yamana Gold Inc. (“Yamana”) pursuant to which Yamana will amend and extend its offer dated July 19, 2007, which was subsequently revised on August 14, 2007, September 12, 2007, and September 20, 2007 (collectively, the “Original Offer”), to purchase all the issued and outstanding common shares (the “Common Shares”) of Meridian, including common shares that may become outstanding upon the exercise of stock options, on the basis of 2.235 common shares of Yamana and C$7.00 in cash (the “Consideration”) for each Common Share tendered. The consideration offered under the Original Offer as most recently revised on September 20, 2007 was 2.235 common shares of Yamana and C$6.50 in cash for each Common Share tendered. Detailed terms and conditions of the Original Offer, as revised pursuant to the terms set out in the Support Agreement (the “Revised Offer”), will be described by Yamana in a further notice of variation and extension that will be mailed to holders of the Common Shares.

We also understand that Yamana has entered into an agreement (the “Business Combination Agreement”) to acquire all of the outstanding common shares of Northern Orion Resources Inc. (“Northern Orion”) by way of a court approved plan of arrangement (the “Proposed Arrangement”). The consideration offered under the Proposed Arrangement is 0.543 common shares of Yamana and C$0.001 in cash for each Northern Orion common share. Detailed terms and conditions of the Business Combination Agreement and other matters relating to the Proposed Arrangement are set forth in the management information circular of Northern Orion dated July 20, 2007 (the “Management Circular”).

Engagement of BMO Capital Markets

BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Capital Markets”) was engaged by Meridian pursuant to an agreement (the “Engagement Agreement”) dated July 1, 2007. Pursuant to the Engagement Agreement, BMO Capital Markets has agreed to, among other things, act as Meridian’s financial advisor in connection with a proposed change of control transaction involving Meridian and any other Transaction (as such term is defined in the Engagement Agreement) that may be proposed or solicited during the term of the Engagement Agreement. Pursuant to the Engagement Agreement, the Board of Directors has requested that we prepare and deliver this opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to the holders of Common Shares.

The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion and fees that are contingent on a change of control of Meridian or certain other events. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Meridian in certain circumstances. BMO Capital Markets consents to the inclusion of the Opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 of Meridian and to the filing thereof, as necessary, by Meridian with securities commissions or similar regulatory authorities in Canada and the United States.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of the directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationships with Interested Parties

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Meridian, Yamana or Northern Orion, or any of their respective associates or affiliates (collectively, the “Interested Parties”). BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties, within the past two years, other than: (i) the services provided under the Engagement Agreement, and (ii) acting as co-manager on a C$200 million equity financing in May 2006 for Yamana. There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to any future business dealings. BMO Capital Markets or its associated or affiliated entities may, in the future, in the ordinary course of their business, perform financial advisory or investment banking services for the Interested Parties from time to time.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Revised Offer.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

a)	a draft of the support agreement, received September 23, 2007 (the “Support Agreement”), including the final terms of the Consideration;

b)	the notice of variation and extension dated August 14, 2007, the notice of extension dated September 12, 2007, and the notice of variation and extension dated September 20, 2007 (collectively, the “Notice of Variation and Extension”);

c)	the offer and take-over bid circular of Yamana (“Take-Over Bid Circular”) dated July 19, 2007;

d)	the Business Combination Agreement and Management Circular;

e)	the Meridian directors’ circular dated July 31, 2007 (the “Directors’ Circular);

f)	the financial model for Meridian developed and provided by Meridian management;

g)	the financial model for Yamana developed and provided by Yamana management;

h)	the financial model for Northern Orion developed and provided by Northern Orion management;

i)	the financial model for Yamana and Northern Orion developed and provided by Meridian management;

j)	certain other internal information prepared and provided to us by Meridian management, concerning the business, operations, assets, liabilities and prospects of Meridian;

k)	discussions with Meridian management concerning Meridian’s financial condition, its future business prospects, the background to the Initial Offer and Revised Offer and potential alternatives to the Revised Offer;

l)	discussions with Yamana management concerning Yamana’s financial condition and its future business prospects;

m)	discussions with Northern Orion management concerning Northern Orion’s financial condition and its future business prospects;

n)	public information (including that prepared by industry research analysts) relating to the business, operations financial condition and trading history of Meridian, Yamana, Northern Orion and other public companies we considered relevant;

o)	information with respect to selected precedent transactions we considered relevant;

p)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Meridian; and

q)	such other information, investigations, analyses and discussions (including discussions with senior management, Meridian’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Meridian to any information under its control requested by BMO Capital Markets.

Assumptions and Limitations

Our opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Meridian or any of its securities or assets and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Meridian common shares may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Revised Offer.

With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of Meridian and its agents and advisors or otherwise obtained pursuant to our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to independently verify and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such information, data, advice, opinions and representations. We have assumed that the Revised Offer and either the Compulsory Acquisition and/or the Subsequent Acquisition Transaction (as such terms are defined in the Support Agreement) will be consummated on the terms contemplated in the Support Agreement).

With respect to budgets, financial forecasts, projections or estimates provided to BMO Capital Markets and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Meridian and are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of Meridian have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the “Information”) provided by or on behalf of Meridian and its agents and advisors to BMO Capital Markets for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which such Information was provided; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Meridian or any of its subsidiaries and no material change has occurred in such Information or any part thereof that would have or could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have made several assumptions, including that the disclosure provided or incorporated by reference in the Take-Over Bid Circular, the Notice of Variation and Extension, Directors’ Circular and Support Agreement with respect to Meridian and its subsidiaries and Yamana and its subsidiaries, as applicable, is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets and any party involved in the Revised Offer.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of (i) Meridian as they are reflected in the Information and as they were represented to us in our discussions with the Board of Directors and management of Meridian, and (ii) Yamana and Northern Orion as they are reflected in publicly available information and as they were represented to us by Yamana’s management and commented on by Meridian’s management.

The Opinion is provided for the use of the Board of Directors in connection with its consideration of the Revised Offer. The Opinion does not constitute a recommendation to the Board of Directors or any shareholder of Meridian as to whether shareholders of Meridian should accept the Revised Offer. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their Common Shares to the Revised Offer.

Opinion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Revised Offer is fair from a financial point of view to the holders of Common Shares.

Yours truly,

SCHEDULE C
OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

September 24, 2007

Board of Directors
Meridian Gold Inc.
9670 Gateway Drive
Suite 200
Reno, NV, USA 89521

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the “Company Shares”) of Meridian Gold Inc. (the “Company”) (other than any Company Shares owned directly or indirectly by Yamana Gold Inc. (“Yamana”)), of the Consideration (as defined below) proposed to be paid to holders of the Company Shares in the Offer (as defined below) pursuant to the Support Agreement, dated as of September 24, 2007 (the “Agreement”), between Yamana and the Company. The Agreement provides for a tender offer (the “Offer”) for all of the Company Shares, pursuant to which Yamana will pay 2.235 common shares (each, a “Yamana Share”) of Yamana plus Canadian Dollars 7.00 in cash for each Company Share accepted (together, the “Consideration”). We note that the Agreement provides that if the Offer is completed, Yamana intends to pursue a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Agreement) to acquire the Company Shares not accepted in the Offer.

We also understand that Yamana and Northern Orion Resources Inc. (“Northern Orion”) have entered into a Business Combination Agreement, dated July 19, 2007 (the “Northern Orion Agreement”). The Northern Orion Agreement provides for Yamana to acquire all of the outstanding common shares of Northern Orion (the “Northern Orion Shares”) (other than any Northern Orion Shares owned directly or indirectly by Yamana) in a transaction pursuant to which Yamana or a wholly owned subsidiary of Yamana will exchange 0.543 of a Yamana Share plus Canadian Dollars 0.001 in cash for each Northern Orion Share via a plan of arrangement. We note that the Northern Orion Agreement is conditional upon, among other conditions, completion of the Offer, and the Offer is conditional upon, among other conditions, the waiver or satisfaction of all the conditions necessary for the completion of the transaction contemplated by the Northern Orion Agreement.

We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees from the Company in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided, and are currently providing, certain investment banking and other financial services to the Company and its affiliates. We also may provide investment banking and

Board of Directors
Meridian Gold Inc.
September 24, 2007
Page Two

other financial services to the Company, Yamana, Northern Orion and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. and its affiliates are engaged in securities trading, investment banking and financial advisory, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Yamana, Northern Orion and their respective affiliates, and may at any time make or hold investments or co-investments, hold long or short positions, and actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Yamana, Northern Orion and any of their respective affiliates or any currency or commodity that may be involved in the Offer for their own account and for the accounts of their customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; the offer to purchase and circular and associated documents filed in Canada by Yamana on July 19, 2007 (the “Initial Offer”), as initially amended by the notice of variation and extension filed in Canada by Yamana on August 14, 2007, and as subsequently amended by the notice of variation and extension filed in Canada by Yamana on September 20, 2007; the Directors’ Circular of the Company relating to the Initial Offer, dated July 31, 2007; the Northern Orion Agreement and certain related documents, each dated July 19, 2007; annual reports to shareholders and Annual Reports on Form 40-F of the Company for the five fiscal years ended December 31, 2006; annual reports to shareholders and Annual Reports on Form 40-F of Yamana for the three fiscal years ended December 31, 2006 and annual reports to shareholders of Yamana for the fiscal years ended February 29, 2004 and February 28, 2003; the Annual Report on Form 40-F of Northern Orion for the fiscal year ended December 31, 2006 and annual reports to shareholders and Annual Reports on Form 40-F of Northern Orion for the three fiscal years ended December 31, 2005; the Annual Information Forms of the Company and Northern Orion for the five fiscal years ended December 31, 2006; the Annual Information Forms of Yamana for the three fiscal years ended December 31, 2006 and the Annual Information Forms of Yamana for the fiscal years ended February 29, 2004 and February 28, 2003; certain interim reports to shareholders and quarterly reports on Form 6-K of the Company, Yamana and Northern Orion; certain other communications from the Company, Yamana and Northern Orion to their respective shareholders; certain publicly available research analyst reports for the Company, Yamana and Northern Orion; certain internal financial analyses and forecasts for Yamana and Northern Orion prepared by their respective managements; and certain internal financial analyses and forecasts for the Company, Yamana and Northern Orion prepared by the Company’s management (collectively, the “Forecasts”). We also have held discussions with members of the senior managements of the Company, Yamana, and Northern Orion regarding their assessment of the past and current business operations, financial condition and future prospects of their respective companies, as well as their assessments of the strategic rationale for, and the potential benefits of, the Transaction. We also have reviewed the reported price and trading activity for the Company Shares, the Yamana Shares and the Northern Orion Shares, compared certain financial and stock market information for the Company, Yamana and Northern Orion with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the gold industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with, provided to or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We have relied upon, without independent verification, the Company’s estimates of the

Board of Directors
Meridian Gold Inc.
September 24, 2007
Page Three

reserve base, production profile and cash and total cost estimates of the Company, Yamana and Northern Orion. In addition, we have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Yamana, Northern Orion, or any of their respective subsidiaries and we have not been furnished with any such valuation, appraisal or assessment. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction or condition that would have an adverse effect on the Company, Northern Orion or Yamana or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have assumed that the Offer and either the Compulsory Acquisition or the Subsequent Acquisition Transaction will be consummated on the terms contemplated by the Agreement. Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any other strategic alternatives that may be available to the Company. In addition, we are not expressing any opinion as to the prices at which Company Shares or Yamana Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market (including the commodities market) and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote with respect to a Subsequent Acquisition Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Shares in the Offer is fair from a financial point of view to such holders.

Very truly yours,

QUESTIONS OR REQUESTS FOR INFORMATION CONCERNING
THE INFORMATION IN THIS NOTICE OF CHANGE SHOULD
BE DIRECTED TO THE INFORMATION AGENT:

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